                                                                                                                                                                         111 West Main Street
                                                                                                                                                                          Stanford, KY 40484
                                                                                                                                                                           www,utgins.com

August 29, 2017

Mr. Mark Brunhofer
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE: UTG, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 28, 2017
File No. 000-16867

Dear Mr. Brunhofer:

We are in receipt of your letter dated August 23, 2017 on our Form 10-K filing for the year ended December 31, 2016 and have the following responses.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A.  Controls and Procedures
Management's Report on Internal Controls Over Financial Reporting

1.
Please tell us whether you use the 1992 or 2013 framework of the Committee of Sponsoring Organization of the Treadway Commission in making your assessment. Represent to us that you will specify which framework you use in future Forms 10-K.

Response:  Our Company is using the 2013 framework in making our assessment.  We will include reference to this date within our disclosure in future filings.

Report of Independent Registered Public Accounting Firm

2.	Please file an amendment to your Form 10-K that includes an electronically signed report by your auditors. Refer to Regulation S-T 302(a) and Rule 2-02(a)(2) of Regulation S-X

    Response:   An  amendment  to  our  December 31, 2016 Form 10-K  was  submitted  on  August 29, 2017  to  include  the electronically signed report by our auditors.

Please contact me should you have any questions regarding the above.  I can be reached via e-mail at ted.miller@utgins.com.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President